J Sainsbury plc

82-913

04 FEB -9 AM 7:21

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

04012648

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 12 January 2004

Dear Sir

SUPPL

Quarter 3 Trading Statement 2003/2004

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 12 January 2004 in respect of the Company's Quarter Three Trading Statement.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Enc

J Sainsbury plc
news release

12th January 2004

Third Quarter Trading Statement for twelve weeks to 3 January 2004

J Sainsbury plc today reports sales for its third quarter. In the UK there were encouraging sales for the four week Christmas and New Year period although the scale of change affecting stores impacted sales for the earlier part of the quarter. In the US, Shaw's performed well with strong sales over the Thanksgiving period.

Sainsbury's Supermarkets (UK)

- Like-for-like sales up 2.0% for four weeks to 3 January with strong contribution from core food ranges
- Quarter 3 total sales up 1.8%
- Quarter 3 like-for-like sales up 0.1%
- Business Transformation Programme on track for completion by summer 2004
- Confident of achieving cumulative cost savings of £710 million by March 2004

Shaw's Supermarkets (US)

- Total sales up 6.6%
- Like-for-like sales up 1.5%
- Good performance compared with peer group of US food retailers

Peter Davis, group chief executive, said: "The scale and pace of change in our UK business is at its peak in this final year of our Business Transformation Programme. Systems changes, the ramp-up of our new automated distribution centres and the introduction of non-food ranges are being implemented simultaneously. As we said at our Interims, the sheer volume of change is affecting our stores' performance. However, like-for-like sales of 2.0 percent over the Christmas and New Year period (four weeks ending 3 January 2004), when stores were free of disruption, were an encouraging improvement in sales performance and a sound base on which to build during our next financial year.

"In December we set aside the change programme and concentrated on trading hard. We offered a strong Christmas product range, good service and availability and also raised the bar on promotional activity. Our four new automated depots successfully handled significant volumes during our peak Christmas week. Sales in the seven days before Christmas were particularly good reflecting the strength and appeal of Sainsbury's core fresh food offer. In the same period, forty-three of our stores took over £2 million, up from thirty-four stores last year.

"Sainsbury's to You, our grocery home delivery service, continued its strong performance. Customer satisfaction levels were high and sales, for the first time, exceeded £4.4 million in the seven days prior to Christmas.

"We have been pleased with the customer response to our new general merchandise offer. Our full homeware range is now in 75 stores and early sales have been encouraging. Clothing and Health and Beauty also performed well.

"Shaw's in the US performed well showing good sales momentum and a significant improvement over the first half of the year. Trading was strengthened by eight new store openings, three replacement stores, three extended stores and an effective mix of promotions which helped generate strong sales particularly over Thanksgiving. We also opened our 200th store last week. Unfortunately Shaw's strong trading performance is offset by the translation impact of the continuing adverse dollar exchange rate movement.

"In summary, we must continue to be realistic about the level of change being undertaken in Sainsbury's Supermarkets and the major changes taking place in the UK grocery retail sector. Our Christmas sales performance was an encouraging indication for the future but it is still our priority to complete our Business Transformation Programme and thereby realise lower costs and an improved infrastructure.

"By summer 2004 we will focus fully on trading our business. We are developing our customer proposition by investing in quality and innovation and further improving our competitive offer. The Board is confident that this is the right strategy for the long term growth of the business."

For enquiries:

Investor Relations:
Roger Matthews
Lynda Ashton +44 (0) 20 7695 7162

Media:
Jan Shawe +44 (0) 20 7 695 6127
Pip Wood